UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

________________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Persons Filing Statement)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

__________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Security Land & Development Corporation, a Georgia corporation (the “Company”) with the Securities and Exchange Commission on April 21, 2017.  This Solicitation/Recommendation Statement relates to an unsolicited third party tender offer (the “AB Tender Offer”) by AB Value Partners, LP, and AB Opportunity Fund, LLC (the “Offerors”) to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of  Security Land & Development Corporation, a Georgia corporation  (the “Company”), at a price equal to $1.57 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase that the Offerors included with a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2017 (the “AB Offer to Purchase”).

Item 4. The Solicitation or Recommendation.

(a)   Solicitation or Recommendation.

Clarification of Board’s Recommendation regarding Tender Offers:

Neither the Company nor any member of the Company’s Board of Directors or the Flanagin Family makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder's shares.  Nevertheless, IF a shareholder decides to tender shares, then the Board recommends that such stockholder NOT accept the competing AB Tender Offer because the price is lower than the Company’s Offer, and such stockholder could obtain a higher price by tendering shares to the Company.

Item 9. Exhibits.

Exhibit No.

(a)(1)	Schedule TO filed with the SEC by the Company on February 8, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(2)	Amendment No. 1 to Schedule TO filed with the SEC by the Company on March 16, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(3)	Amendment No. 2 to Schedule TO filed with the SEC by the Company on March 22, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(4)	Amendment No. 3 to Schedule TO filed with the SEC by the Company on April 12, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(5)	Amendment No. 4 to Schedule TO filed with the SEC by the Company on April 21, 2017 with respect to the Company Offer, incorporated herein by reference.
(a)(6)	Amendment No. 5 to Schedule TO filed with the SEC by the Company on May 1, 2017 with respect to the Company Offer, incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Security Land & Development Corporation

By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

May 1, 2017

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